Exhibit p.9

CODE OF ETHICS

2.	FIDUCIARY DUTY- STATEMENT OF POLICY

The Firm is a fiduciary of its Clients and owes each Client an affirmative duty of good faith and full and fair disclosure of all material facts. This duty is particularly pertinent whenever the adviser is in a situation involving a conflict or potential conflict of interest. The Firm and all Employees must affirmatively exercise authority and responsibility for the benefit of Clients and may not participate in any activities that may conflict with the interests of Clients except in accordance with this Manual. In addition, we must avoid activities, interests and relationships that might interfere or appear to interfere with making decisions in the best interests of our Clients. Accordingly, at all times, we must conduct our business with the following precepts in mind:

1.

Place the interests of Clients first. We may not cause a Client to take action, or not to take action, for our personal benefit rather than the benefit of the Client. For example, an Employee investing for himself in a security of limited availability that was appropriate for a Client without first considering that investment for such Client may violate this Code.

2.

Avoid taking inappropriate advantage of our position. The receipt of investment opportunities, perquisites, or gifts from persons seeking business with the Firm could call into question the exercise of our independent judgment. Accordingly, we may accept such items only in accordance with the limitations in this Code.

3.

Conduct all personal securities transactions in compliance with this Code of Ethics. This includes all pre- clearance and reporting requirements and procedures regarding inside information and personal and proprietary trades, as may be required. While the Firm encourages Employees and their families to develop personal investment programs, you must not take any action that could result in the appearance of impropriety.

4.

Keep information confidential. Information concerning Client transactions or holdings may be material non- public information and Employees may not use knowledge of any such information to profit from the market effect of those transactions.

5.

Comply with the federal securities law and all other laws and regulations applicable to the Firm’s business. Integrate compliance into the performance of all duties, by being intimately familiar with this Code of Ethics and the Compliance Manual.

6.

Seek advice when in doubt about the propriety of any action or situation. Any questions concerning this Code of Ethics should be addressed to the Chief Compliance Officer, who is encouraged to consult with outside counsel, outside auditors or other professionals, as necessary.

The Policies and Procedures in this Code of Ethics implement these general fiduciary principles in the context of specific situations.

3.	CLIENT OPPORTUNITIES

3.1	Law and Policy

No Employee may cause or attempt to cause any Client to purchase, sell or hold any security for the purpose of creating any personal benefit for him or herself. Sections 206(1) and 206(2) of the Advisers Act generally prohibit the Firm from employing a “device, scheme or artifice” to defraud Clients or engaging in a “transaction, practice or course of business” that operates as a “fraud or deceit” on Clients. While these provisions speak of fraud, they have been construed very broadly by the SEC and used to regulate, through enforcement action, many types of adviser behavior that the SEC deems to be not in the best interest of Clients or inconsistent with fiduciary obligations. One such category of behavior is taking advantage of investment opportunities for personal gain that would be suitable for Clients.

Accordingly, an Employee may not take personal advantage of any opportunity properly belonging to the Firm or any Client. This principle applies primarily to the acquisition of securities of limited availability for an Employee’s own account that would be suitable and could be purchased for the account of a Client, or the disposition of securities from an Employee’s account prior to selling a position from the account of a Client.

An Employee may not cause or attempt to cause any Client to purchase, sell, or hold any security for the purpose of creating any benefit to Firm accounts or to Employee accounts.

3.2	Procedures

Disclosure of Personal Interest. If an Employee believes that he or she (or a related account) stands to benefit materially from an investment decision for a Client that the Employee is recommending or making, the Employee must disclose that interest to the Chief Compliance Officer. The disclosure must be made before the investment decision.

Restriction on Investment. Based on the information given, the Chief Compliance Officer will make a decision on whether or not to restrict an Employee’s participation in the investment decision. In making this determination, the Chief Compliance Officer will consider the following factors, among others: (i) whether any Client was legally and financially able to take advantage of this opportunity; (ii) whether any Client would be disadvantaged in any manner; (iii) whether the opportunity is de minimis; and (iv) whether the opportunity is clearly not related economically to the securities to be purchased, sold or held by any Client.

4.	INSIDER TRADING

4.1	Law and Policy

In the course of business, the Firm and its Employees may have access to various types of material non-public information about issuers, securities or the potential effects of the Firm’s own investment and trading on the market for securities. The Firm forbids any Employee to trade, either personally or on behalf of others, including Clients, while in possession of material non-public information or to communicate material non-public information to others in violation of the law. This conduct is frequently referred to as “insider trading.” The Firm’s insider trading prohibitions apply to all Employees and extend to activities within and outside their duties as traders, officers, directors or employees of the Firm. As a result of the nature of the investment strategies and investment instruments utilized by Nephila, the Firm does not routinely come into contact with material non- public information.

The term “insider trading” is not defined in the federal securities laws, but generally is used to refer to the use of material non-public information to trade in securities (whether or not one is an “insider”) or to communications of material non-public information to others.

While the law concerning insider trading is not static, it is generally understood that the law prohibits:

–	trading by an insider while in possession of material non-public information, including information pertaining to specific issuers, securities or the Firm’s own positions or trades;

–

trading by a non-insider while in possession of material non-public information, where the information either was disclosed to the non-insider in violation of an insider’s duty to keep it confidential or was misappropriated;

–	communicating material non-public information to others; or

–	trading ahead of research reports or recommendations prepared by the Firm.

Who is an Insider? The concept of “insider” is broad. It includes officers, directors and employees of a company. In addition, a person can be a “temporary insider” if he or she enters into a special confidential relationship in the conduct of a company’s affairs and as a result is given access to information solely for the company’s purposes. A temporary insider can include, among others, a company’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, a person who advises or otherwise performs services for a company may become a temporary insider of that company. An Employee of the Firm, for example, could become a temporary insider to a company because of the Firm’s and/or Employee’s relationship to the company (e.g., by having contact with company executives while researching the company). According to the U.S. Supreme Court, a company must expect the outsider to keep the disclosed non-public information confidential and the relationship must at least imply such a duty before the outsider will be considered an insider or temporary insider.

What is Material Information? Trading on non-public information is not a basis for liability unless the information is material. “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions, or information that is reasonably certain to have a substantial effect on the price of a security. Information that Employees should consider material includes, but is not limited to: dividend changes, earnings estimates, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems, knowledge of an impending default on debt obligations, knowledge of an impending change in debt rating by a nationally recognized statistical rating organization, and extraordinary management developments. Material information does not specifically need to relate the Firm’s business.

What is Non-public Information? Information is non-public until it has been effectively communicated to the marketplace. One must be able to point to some fact to show that the information is generally public. For example, information found in a report filed with the SEC, or appearing in The Wall Street Journal or other publications of general circulation would be considered public.

What is Tipping? Tipping involves providing material non-public information to anyone who might be expected to trade while in possession of that information. An Employee may become a “tippee” by acquiring material non-public information from a tipper, which would then require the Employee to follow the procedures below for reporting and limiting use of the information.

Penalties for Insider Trading. Penalties for trading on or communicating material non-public information are severe, both for individuals involved in such unlawful conduct and their employers and may include fines or damages up to three times the amount of any profit gained, or loss avoided, as well as jail time. A person can be subject to some or all of the applicable penalties even if he or she does not personally benefit from the violation.

4.2	Procedures

Identification and Prevention of Insider Information. If an Employee believes that he or she is in possession of information that is material and non-public, or has questions as to whether information is material and non- public, he or she should take the following steps:

–	Report the matter immediately to the Chief Compliance Officer.

–	Refrain from purchasing or selling the securities on behalf of himself or others.

–	Refrain from communicating the information inside or outside the Firm other than to the Chief Compliance Officer.

If the Chief Compliance Officer determines that an Employee is in possession of material non- public information, he will notify all Employees that the security is restricted. All decisions about whether to restrict a security, or remove a security from restriction, shall be made by the Chief Compliance Officer. Restrictions on such securities also extend to options, rights and warrants relating to such securities. A security shall be removed from restriction if the Chief Compliance Officer determines that no insider trading issue remains with respect to such security (for example, if the information becomes public or no longer is material).

Restricting Access to Material Non-public Information. Care should be taken so that such information is secure. For example, files containing material non-public information should be sealed, access to computer files containing material non-public information should be restricted, and relevant conversations should take place behind closed doors.

Detecting Insider Trading. To deter the possibility of any issues related to insider trading at the Firm, the Firm has adopted the policies and procedures set forth under “Personal Securities Transactions,” hereto in Appendix 4. All Employees are required to comply, and be familiar, with such policies and procedures. It is also the responsibility of each Employee to notify the Chief Compliance Officer of any potential insider trading issues. The Chief Compliance Officer will investigate any instance of possible insider trading and fully document the results of any such investigation. At a minimum, an investigation record should include: (i) the name of the security; (ii) the date the investigation commenced; (iii) an identification of the account(s) involved; and (iv) a summary of the investigation disposition.

From time to time the Firm may come into possession of material non-public information about a publicly- traded company or issuer for which it owns securities and would like to be in a position to sell some or all of those securities at any time in the future. For example, the Firm might come into possession of material non- public information about the issuer in connection with its acting as a reinsurer of or doing business with the issuer following the purchase of securities. As the Firm is prohibited from trading on the basis of material non-public information, it is establishing these procedures to enable a small trading team (“Traders”) to sell the securities at a time in the future by establishing a structure to prevent the Traders from coming into possession of MNPI about the issuer (see Appendix 4 for detailed procedures).

5.	Market Abuse: Nephila Advisors UK

5.1	Law and Policy

The Senior Management Arrangements, Systems and Controls Sourcebook (“SYSC”) 6.1.1 requires the Firm to implement and maintain adequate policies and procedures for countering the risk that the Firm might be used to further Financial Crime. Financial Crime is defined in the Handbook to consist of:

•	Fraud or dishonesty; or

•	Misconduct in, or misuse of information relating to, a financial market; or

•	Handling the proceeds of crime; or

•	The financing of terrorism

What is Market Abuse? The market abuse regime is concerned with preventing and deterring individuals from acting in an unscrupulous way towards the markets. The regime applies to all individuals.

An individual found guilty of committing market abuse can face a range of sanctions including unlimited financial penalties, public censure and imprisonment.

It is important to note that market abuse consists of both civil and criminal offences. This chapter looks at both in turn.

The Market Abuse Regime: The UK’s market abuse regime was revised as a result of implementation of the EU Market Abuse Regulation 596/2014 (“EU MAR”) in July 2016. Although, following Brexit, the Regulation is no longer binding on the UK it has been converted into ‘UK retained law’ in line with SI 2019/310. As such, all relevant persons are expected to comply with the Regulation as amended by SI 2019/310 (combined - ‘UK MAR’).

UK MAR establishes a common framework on market abuse addressing:

•	insider dealing;

•	the unlawful disclosure of inside information; and

•	market manipulation.

In the FCA Handbook, ‘market abuse’ is addressed in MAR. However, in keeping with its previous approach to EU Regulations, the FCA does not copy out the regulations but rather ‘signposts’ readers to the appropriate parts of UK MAR. In addition, MAR provides various examples of ‘behaviors’ that e.g. might amount to ‘insider dealing’ (MAR 1.3.20 onwards) as well as ‘factors’ to be taken into account when e.g. determining whether a ‘behavior’ amounts to ‘unlawful disclosure’ (MAR 1.4.5).

UK MAR does not require the person engaging in the behavior in question to have intended to commit market abuse.

In addition to MAR, chapter 8 of the Financial Crime Guide (“FCG”) within the Handbook concerns itself with ‘Insider dealing and market manipulation’ and provides self-assessment questions for firms covering areas such as ‘Governance’ and ‘Risk assessment’.

Market abuse ‘behaviors’. There are various behaviors that may indicate market abuse under the market abuse regime. It is important to note that an individual does not have to intend to commit market abuse, in order to engage one of the behaviors; it is possible to unwittingly fall foul of the regime.

Please see the below examples:

The examples should be read in the light of:

•	the elements specified by MAR as making up the relevant type of market abuse;

•	any relevant descriptions specified by MAR which do not amount to market abuse;

•	any MAR-related provisions specified in any Commission legislative text; and

•	any applicable guidelines made by ESMA.

Action / Event	Finding

A passenger on a train passes a burning factory and calls his broker and tells him to sell shares in the factory’s owner.	Not Market Abuse (Insider Dealing), as the passenger will be acting on information which is generally available, since it is information which has been obtained by legitimate means through observation of a public event.

A director of a company, while in possession of Inside Information concerning the company, instructs an employee of that company to sell shares in that company.	The offence of encouraging Market Abuse (insider dealing) has been committed, regardless of whether the employee actually sells the shares.

A person recommends or advises a friend to engage in behaviour which, if he himself engaged in it, would amount to Market Abuse.	The offence of encouraging Market Abuse (insider dealing or unlawful disclosure) has been committed.

An employee at B PLC obtains the information that B PLC has just lost a significant contract with its main customer. Before the information is announced over the regulatory information service, the employee, whilst being under no obligation to do so, sells his shares in B PLC based on the information about the loss of the contract.	Market Abuse (Insider Dealing) has been committed.

Before the official publication of LME stock levels, a metals trader learns (from an insider) that there has been a significant decrease in the level of LME aluminium stocks. This information is routinely made available to users of that prescribed market. The trader buys a substantial number of futures in that metal on the LME, based upon his knowledge of the significant decrease in aluminium stock levels.	Market Abuse (Insider Dealing) has been committed.

Disclosure of Inside Information by the director of an issuer to another in a social context.	Market Abuse (unlawful disclosure) has been committed.

Action / Event	Finding

Selective briefing of analysts by directors of issuers, or others who are persons discharging managerial responsibilities.	Market Abuse (unlawful disclosure) has been committed.

X, a director at B PLC has lunch with a friend, Y, who has no connection with B PLC or its advisers. X tells Y that his company has received a takeover offer that is at a premium to the current share price at which it is trading.	Market Abuse (unlawful disclosure) has been committed.

Principles for Business. In addition to the market abuse regime, the FCA’s Principles for Businesses are also applicable when considering issues around market abuse. For example, Principle 5 provides that a firm must observe proper standards of market conduct, whilst Principle 1 requires a firm to conduct its business with integrity.

6.	PERSONAL SECURITIES TRANSACTIONS

6.1	Law and Policy

Employee investments must be consistent with the mission of the Firm always to put Client interests first and with the requirements that the Firm and its Employees not trade on the basis of material non-public information concerning the Firm’s investment decisions for Clients or Client transactions or holdings. Nephila’s staff primary function is to ensure they operate in the best interests of the Firm and underlying clients. Therefore, excessive account dealing may raise conflicts of interest or personal finance issues where Staff trade beyond their means. These factors may directly affect an employee’s ability to perform their role. Therefore, Nephila has a vested interest to ensure Staff maintain adequate financial stability so as to limit any incentives to fraud or competing interests between Staff and the Firm. Rules 204A-1 of the Investment Advisers Act in the United States, the Market Abuse provisions in MAR 1 and Insider Dealing provisions of the Criminal Justice Act of 1933 in the United Kingdom (all regulations together, “Personal Security Transaction Regulations” or “Regulations”) govern and inform our policy.

The Personal Security Transaction Regulations require that Nephila maintains and enforces a Code of Ethics that requires “access persons” to report their transactions and holdings periodically to the Chief Compliance Officer and requires the adviser to review these reports. It is the Firm’s policy to require such reports with respect to all securities with respect to which “access persons” have or acquire any “Beneficial Interest,” except the following securities, which are excluded from the requirements by the rule:

•	Direct obligations of the Government of the United States;

•	Money market instruments – bankers’ acceptances, bank certificates or deposit, commercial paper, repurchase agreements and other high-quality short-term debt instruments;

•	Money market fund shares;

•	Shares of mutual funds;

•	Units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds;

•	UCITS (or in AIFs that are subject to supervision under the law of the UK where the relevant person is not involved in the management of that undertaking); and

•	529 Plans

The Regulations require every “access person” to report his/her holdings initially within 10 days of becoming an “access person” and subsequently at least once in every 12-month period. In either case, the holdings information must be current within 45 days of the reporting date. Each holdings report must contain, at a minimum:

•	The title and type of security, and as applicable the ticker symbol or CUSIP, number of shares, and the principal amount;

•	The name of any broker, dealer or bank with which the “access person” maintains an account in which any securities are held for the “access person’s” benefit; and

•	The date on which the report was submitted.

The Regulations also requires every “access person” to submit quarterly transactions reports within 30 days of the end of each calendar quarter. “Access persons” may fulfill their quarterly transaction reporting requirement by providing copies of brokerage statements and/or trade confirms in place of a quarterly transaction report, so long as all of the required information is provided, and the statements and/or trade confirms are received within 30 days of each quarter end. Each transaction report (or brokerage statement and/or trade confirmation) must contain, at a minimum, the following information about each transaction involving a reportable security:

•	The date of the transaction, the title, and as applicable the ticker symbol or CUSIP, interest rate and maturity date, number of shares, and principal amount;

•	The nature of the transaction (i.e. purchase, sale or other type of acquisition or disposition);

•	The price at which the transaction was affected;

•	The name of any broker, dealer or bank through which the transaction was affected; and

•	The date on which the report was submitted

The Regulations also requires that each “access person” obtain pre-approval before investing in an initial public offering (“IPO”) or private placement, however, selling of those holdings does not require pre-approval.

Under the Personal Security Transaction Regulations definition, the term “access person” includes any supervised person who has access to non- public information regarding Clients’ purchase or sale of securities, is involved in making securities recommendations to (or in the case of a discretionary manager like Nephila Capital, investment decisions/services on behalf of Clients or who has access to such recommendations that are non-public. Finally, the Regulations include any person who is directly involved in the provision of services to the Firm or to its tied agent/appoint representative under an outsourcing arrangement for the purpose of investment services and activities. It is therefore the Firm’s policy that all officers, directors (other than independent directors) and Employees, other than administrative assistants, technology assistants and accounting assistants of the Firm (except to the extent that such persons may regularly have direct access to Firm investment decisions) are access persons (“Access Persons”) for purposes of these requirements.

Prohibited Transactions. It is the policy of the Firm that, subject to certain limited exceptions set forth below under “Procedures”, no Access Person may buy, sell, hold or otherwise transact in, for any account in which such Access Person has a Beneficial Interest: (i) any security or investment instrument in which the Firm causes, or potentially may cause, any of its Client accounts to trade, (ii) any security or investment instrument issued by any issuer with which the Firm does business, or potentially may do business, on behalf of its Clients, or (iii) any security or investment in which a Firm’s senior manager is on the governing body of that company (such securities or investment instruments shall collectively be referred to as the “Restricted Securities”).

As used in this Manual, the term “Beneficial Interest” includes direct or indirect control or power to make investment decisions and is presumed to cover accounts of immediate family members who share your household or those whom the employee has close personal links including those accounts in which the Access Person has a direct or indirect material interest in the outcome of the trade, other than obtaining a fee or commission for the execution of the trade. The restrictions also extend to dealing by you as trustee of a trust or as a person representative of an estate, in which you or an associate of yours has a significant beneficial interest unless you are relying entirely on the advice of another person (such as a broker). All such accounts are referred to as “Access Person Accounts”. Beneficial Interest, and therefore “Access Person Accounts,” may also include accounts of others who share the same household as you, anyone to whose support you materially contribute and other accounts over which you exercise a controlling influence. Access Person Accounts do not include accounts in which transactions are affected pursuant to an automatic investment plan or accounts over which the Access Person has no direct or indirect influence or control (i.e. a discretionary portfolio management service where there is no prior communication in connection with the transaction between the portfolio manager and the relevant person for whose account the transaction is executed).

Maintenance of Restricted Securities. The Restricted Securities shall be determined by the Chief Compliance Officer in consultation with the Managing Principals, as necessary (the “Restricted Securities”). The Restricted Securities shall be maintained by the Chief Compliance Officer and shall include all: 1) reinsurance and insurance companies, brokers and associated entities, and 2) affiliates of such entities. In addition, should any employee feel that there is in any way a potential conflict of interest on any type of security, such Employee is under duty to notice the Chief Compliance Officer immediately. For avoidance of doubt employees can hold restricted security items provided they have not direct or indirect influence or control.

It shall be the responsibility of each Access Person to confirm, prior to purchasing, selling or otherwise transacting in any security or investment position, that such security or investment position is not a Restricted Security. The Restricted Securities are considered a guideline of restricted securities and not considered complete. Prior to purchasing or selling securities Access Persons should consider the above under Prohibited Transactions, the procedures below and consult the Chief Compliance Officer if necessary.

6.2	Procedures

Dealings for Customers

Dealings on behalf of customers must always have priority over dealings by staff on their own account or on behalf of the Firm.

Dealing through Other Persons

Staff must not try to avoid the rules by putting their deals through the names of other persons whether connected to them or not. Therefore, if Staff are precluded from entering into a transaction for their own account, he/she must not procure any other person to enter into such a transaction. An attempt to do so may be a criminal offence.

Credit and Special Dealing Facilities

Staff must not request or accept any credit or special dealing facilities without the specific prior consent of the Firm. If appropriate, Staff are required to inform their broker of their employment with a regulated firm and provide copy of such notification to the Compliance Officer.

Personal Securities Reporting Obligations. As required by the Regulations, the Firm has procedures in place to ensure that all “Access Persons” are periodically reporting their personal securities holdings and personal securities transactions to the Chief Compliance Officer for review. In order to confirm that each Access Person is complying with the Firm’s personal securities reporting policies and procedures, each Access Person agrees to provide the Chief Compliance Officer, promptly upon his or her request, any information or records in the possession or control of the Access Person, including but not limited to, copies of brokerage account statements or transaction confirmations.

Initial and Annual Holdings Reports. Each Access Person must report all securities (other than the excluded securities described above) in his/her Access Person Accounts to the Chief Compliance Officer, no later than 10 days of becoming an Access Person and must use ComplySci to report all holdings and must make annual attestations of such holdings. Each such report must, at a minimum, contain all of the required information (as described above), and be current as of a date no more than 45 days before the report is submitted.

Quarterly Transaction Reporting. Each Access Person must make quarterly reporting via ComplySci of all buys and sells over each calendar within 30 days after the end of each quarter.

IPOs and Private Placements. Access Persons must obtain written approval from the Chief Compliance Officer before investing in IPOs or private placements and the Chief Compliance Officer will determine the length of time that the approval will remain open. There are no pre-clearance requirements on IPOs and private placements when selling however, such sales must be entered into ComplySci.

Confidentiality of Records Received. The Chief Compliance Officer may maintain in the Firm’s files copies of any records received from Employees. The Chief Compliance Officer is responsible for maintaining records in a manner to safeguard their confidentiality. Each Employee’s records will be accessible only to the Employee, the Chief Compliance Officer, senior officers and appropriate compliance personnel. Records will be maintained for a minimum of five years.

6.3	Conflicts of Interest: Investment Analysts

Staff who undertake investment analysis should review the “Inside Information Policy and Procedures” for more information prior to personally dealing in sectors they cover as analysts, or have knowledge of. The Inside Information Policy and Procedures outlines when investment professionals can personally deal, when the Chief Compliance Officer needs to be involved, and how to handle material non-public information considerations. For any questions about both the Inside Information Policy and Procedures or this Policy generally, please contact the Chief Compliance Officer.

Personal Securities Transactions Certification and Notice. Each Access Person of the Firm, within 10 days of his or her initial association with the Firm and, thereafter, upon no less than an annual basis as directed by the Chief Compliance Officer, must certify via ComplySci that the Access Person will comply with the Firm’s policies and procedures relating to personal securities transactions set forth in this Manual and, specifically, that the Access Person will not buy, sell, hold or otherwise transact in, for any Access Person Account, any Restricted Security, as determined from time to time by the Firm except as described herein. If controlled by employee, the purchase and sale of a Restricted Security must be approved in writing by the Chief Compliance Officer prior to transacting and if approved, the Chief Compliance Officer will determine the length of time that the approval will remain open.

As mentioned above, it shall be the responsibility of each Access Person to confirm, prior to purchasing, selling or otherwise transacting in any security or investment position that such security or investment position is not a Restricted Security. All Access Persons are hereby notified that any intentional or knowing violation of the Firm’s personal securities transactions policies and procedures may result in immediate dismissal from the Firm, or civil or criminal penalties.

7.	GIFTS, ENTERTAINMENT AND CONTRIBUTIONS

7.1	Law and Policy

The giving or receiving of gifts or other items of value to or from persons doing business or seeking to do business with the Firm could call into question the independence of its judgment as a fiduciary of its Clients. While the above is true, it is important to note that due to the nature of the Firm’s advisory services (which primarily involves investment in insurance-based instruments and similar instruments), the selection of an insurance broker is usually performed by the counterparty looking to purchase coverage, not the Firm. However, it is the policy of the Firm to permit the giving or receipt of gifts or entertainment only in accordance with the limitations stated herein.

Accepting Gifts and Entertainment. On occasion, because of an Employee’s position with the Firm, the Employee may be offered, or may receive, gifts or other forms of non-cash compensation from Clients or prospective Clients, brokers, vendors, or other persons not affiliated with the Firm. Extraordinary or extravagant gifts and entertainment are not permissible and must be declined or returned, absent approval by the Chief Compliance Officer. Gifts greater than $100 must be reported to the Chief Compliance Officer and gifts greater than $250 must be precleared with the Chief Compliance Officer. Customary business lunches, dinners, entertainment at which both the Employee and the giver are present (e.g., sporting or cultural events) must be reported to the Chief Compliance Officer if greater than $250 and must be precleared with the Chief Compliance Officer if greater than $500. There is an annual maximum gift acceptance level of $1000 (which may be reviewed at the discretion of the Chief Compliance Officer.

Providing Gifts and Entertainment. Employees may not give any gift(s) with an aggregate value in excess of $1000 per year to Clients or prospective Clients, brokers, vendors, or other persons not affiliated with the Firm. Employees must report any gifts provided in excess of $100 to the Chief Compliance Officer and must preclear gifts in excess of $250 with the Chief Compliance Officer. Employees may provide reasonable entertainment to such persons provided that both the Employee and the recipient are present and there is a business purpose for the entertainment and such giving of entertainment above $250 is reported to the Chief Compliance Officer and above $500 is precleared with the Chief Compliance Officer. There is an annual maximum gift giving level of $1000 (which may be reviewed at the discretion of the Chief Compliance Officer.

Cash and Cash Equivalents. Under no circumstances, regardless of value, can cash, or cash equivalent (or other negotiable instruments) be given or received.

Solicitation of Gifts. All solicitation of gifts or gratuities is unprofessional and is strictly prohibited.

Caveat. The Firm’s policies on gifts and entertainment are derived from industry practices. Employees should be aware that there are other federal laws and regulations that prohibit firms and their employees from giving anything of value to employees of various financial institutions in connection with attempts to obtain any business transaction with the institution, which is viewed as a form of bribery. If there is any question about the appropriateness of any particular gift or entertainment, Employees should consult the Chief Compliance Officer.

Pay to Play – Political Contributions. The SEC has stated that investment advisers who seek to influence the award by public entities of advisory contracts by making political contributions to public officials have compromised their fiduciary duty to such entities. Accordingly, contributions may not be made to any one official per election without the consent of the Chief Compliance Officer. Similar restrictions may apply to gifts or benefits given to non-U.S. officials. As a general matter, Employees should consult with the Chief Compliance Officer prior to making any such gift or benefit.

The SEC has adopted Rule 206(4)-5 under the Advisers Act (the “pay-to-play rule”) to address the practice of investment advisers or certain of their employees making political contributions to political officials for the purpose of influencing their decisions to direct the advisory business of government entities to such investment advisers. Rule 206(4)-5 prohibits a registered investment adviser from receiving compensation for investment advisory services provided to a “government entity” within two years after a political contribution is made to an official of the government entity by the investment adviser or its “covered associates.” Covered associates generally includes the general partners, managing members, executive officers of the adviser or other persons with a similar status and any person soliciting government entity clients on behalf of the adviser or any person that directly or indirectly supervises such persons. In addition to the prohibition on certain direct political contributions, investment advisers and their covered associates are prohibition from soliciting or coordinating contributions from others on behalf of an official that is in the position to influence the adviser’s selection to provide advisory services to a government entity.

Furthermore, Rule 204-2(a)(18) requires any investment adviser that provides advice to any government entity, including through investments in private funds, to maintain certain books and records including, but not limited to: chronological records of all political contributions made by the adviser and its covered associates; records of all its covered associates; and the names of all government entity clients and certain former clients who are government entities.

State and Local Lobbying Laws. In addition to the federal laws regulating the political contributions of an investment adviser, many states and municipalities have enacted laws and regulations that govern certain “lobbyist” activity as it relates to the provision of investment advisory services. These laws vary from jurisdiction to jurisdiction in the kinds of activity that is defined as lobbying, however, many states consider third-party sales agents and/or the internal marketing personnel of an investment adviser to be a “placement agent” or “lobbyist” under the laws of the state when such persons are hired or paid to solicit various government entity clients. Typically, qualification as a “placement agent” or “lobbyist” may require registration of both the individual and the firm, and compliance with various reporting obligations.

Client Complaints. Employees may not make any payments or other account adjustments to Clients in order to resolve any type of complaint. All such matters must be handled by the Chief Compliance Officer.

ERISA Considerations. ERISA prohibits the acceptance of fees, kickbacks, gifts, loans, money, and anything of value that are given with the intent of influencing decision-making with respect to any employee benefit plan. The acceptance or offering of gifts, entertainment or other items may be viewed as influencing decision- making and therefore unlawful under ERISA. In addition, many public employee benefit plans are subject to similar restrictions. Client employees should never offer gifts, entertainment, or other favors for the purpose of influencing ERISA Client or prospective Client decision-making. Similarly, Firm Employees should not accept gifts, entertainment, or other favors offered by others who wish to do business with the Firm or its Clients.

Nephila UK. In relation to the provision of investment services and ancillary services, MiFID firms are restricted in paying or accepting fees, commissions or non-monetary benefits unless paid by the client or is designed to enhance the quality of service to the client and does not conflict with the firm’s duty to act in the best interests of the client. In addition to the rules on inducements, MiFID II specifically addresses the provision of research by third parties and effectively prohibits the receipt of research by firms providing portfolio management or other investment or ancillary services unless: 1) it is paid for by the firm out of its own resources; or 2) it is paid for out of a research payment account (‘RPA’) funded by a specific charge to the client(s). For more details on Inducements and Nephila UK approach to dealing with these items, please see policy titled “Inducements Policy” provided herein in Appendix 11.

8.	CONFIDENTIALITY

8.1	Law and Policy

Confidential Information. During the course of employment with the Firm, an Employee may be exposed to or acquire Confidential Information. “Confidential Information” is any and all non-public, confidential or proprietary information in any form concerning the Firm or its Clients or any other information received by the Firm from a third party to whom the Firm has an obligation of confidentiality. Confidential Information may be in written, graphic, recorded, photographic or any machine-readable form or may be orally conveyed to the Employee. No Employee will directly or indirectly use, disclose, copy, furnish or make accessible to anyone any Confidential Information and each Employee will carefully safeguard Confidential Information.

Confidential Information shall not include any information which the Employee can prove by documentary evidence is generally and conveniently available to the public or industry other than as a result of a disclosure by the Employee.

Each Employee agrees to inform the Firm promptly if he or she discovers that someone else is making or threatening to make unauthorized use or disclosure of Confidential Information.

Company Property. All originals and copies of Confidential Information are the sole property of the Firm. Upon the termination of employment for any reason, or upon the request of the Firm at any time, each Employee will promptly deliver all copies of such materials to the Firm. During employment with the Firm and at all times thereafter, no Employee will remove or cause to be removed from the premises of the Firm any of the foregoing property, except in furtherance of his or her duties as an Employee of the Firm.

8.2	Procedures

Certain Employees may have written employment agreements with the Firm which contain confidentiality provisions, which shall govern the Employee’s use of confidential information (as defined in such agreements). Human Resources will maintain copies of such employment agreements. Notwithstanding the above, Employees are permitted to follow the Whistleblower Program as implemented under Dodd-Frank or similar relevant legislation (see Appendix 9 for the Whistleblower Policy).

9.	OUTSIDE BUSINESS ACTIVITIES

9.1	Law and Policy

Our fiduciary duties to Clients dictate that the Firm and its Employees devote their professional attention to Client interests above their own and those of other organizations. Accordingly, Employees may not engage in any of the following outside business activities without the prior consent of the Chief Compliance Officer:

–	Be engaged in any other business;

–	Be employed or compensated by any other person for business-related activities;

–	Serve as an employee of another organization;

–

Serve as general partner, managing member or in similar capacity with limited or general partnerships, limited liability companies (LLCs) or private funds (other than private funds managed by the Firm or its affiliates);

–

Engage in personal investment transactions to an extent that diverts an Employee’s attention from or impairs the performance of his or her duties in relation to the business of the Firm and its Clients;

–

Have any direct or indirect financial interest or investment in any dealer, broker or other current or prospective supplier of goods or services to the Firm from which the Employee might benefit or appear to benefit materially; or

–	Serve on the board of directors (or in any similar capacity) of another company.

Authorization for board service will normally require that the Firm not hold or purchase any securities of the company on whose board the Employee/director sits.

9.2	Procedures

Before undertaking any of the activities listed above, the Employee must obtain approval from the Chief Compliance Officer.